Ex. 17.1

DECEMBER 28, 2012

Mr. Rick Risinger
Board of Directors
VHGI Holdings, Inc.
103 North Court Street
Sullivan, Indiana  47882

Dear Rick:

I hereby resign my position, effective immediately, as a member of the Board of Directors of VHGI Holdings, Inc. (the “Company”).

I wish the best in the future for you and the Company.

Sincerely,

Deborah Jenkins Hutchinson